

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31 2008

Mr. Paul C. Slevin
Chief Financial Officer
Tatonka Oil and Gas, Inc.
1515 Arapahoe Street,
Tower 1, 10th Floor
Denver, Colorado 80202

> **Re: Tatonka Oil and Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2007**
> **Filed March 3, 2008**
> **File No. 0-50190**

Dear Mr. Slevin,

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief